UPAY, INC.

3010 LBJ Freeway, 12th Floor

Dallas, Texas 75234

(228) 231-1187

Filed as Correspondence on Edgar

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Katherine Wray, Attorney-Adviser (Office of Information Technologies and Services) Gabriel Eckstein, Attorney-Adviser

August 9, 2016

Re:	UPAY, Inc. (referred to herein as “we”, “our” or “us or UPAY, Inc.)

Registration Statement filed on Form S-1

Filed July 8, 2016

File No. 333-2124447

Dear Ms. Wray and Ms. Eckstein

Please find below our responses to your August 4, 2016 comment letter as it applies to the above-referenced registration statement:

Prospectus Summary, page 4

Response to Comment 1

We have eliminated the redundancy at page 4.

Risk Factors

We have authorized the issuance of preferred shares

Response to Comment 2

We have included the amendment in Exhibit 3.1 to our Articles of Incorporation with respect to the preferred shares.

Any trading market that may develop may be restricted, page 21

Response to Comment 3

The cross reference regarding Blue Sky Laws was inadvertently included and has been deleted at page 21.

Selling Security Holders, page 23

Response to Comment 4

We have added the voting power of the selling shareholders at page 24.

Response to Comment 5

We have described at page 23 the number of selling shareholders that paid $0.10 per share cash in the private placement, the number that purchased shares pursuant to stock purchase agreements and the number of selling shareholders that acquired the shares for services.

Description of Securities

Sales of Our Common Stock Under Rule 144, page 26

Response to Comment 6

We have reconciled our disclosure at pages 26 and 47 regarding the number of shares held by affiliates and non-affiliates.

Description of Business

Industry Background, page 27

Response to Comment 7

We have included the specific hyperlink that contains the US industry data at page 27

Response to Comment 8

We have included the specific hyperlink that contains the South Africa industry data at page 27.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 41

Response to Comment 9

We have included disclosure at page 41 that our Plan of Operations begins 4 months after we obtain adequate financing. Please note that at page 31 we have changed the date October 2015 to November 2016.

Operating Expenses, page 43

Response to Comment 10

We have included disclosure pertinent to Comment 10 at page 43.

Directors and Executive Officers and Corporate Governance

Audit Committee Financial Expert, page 45

Response to Comment 11

We have deleted the disclosure at page 45 that we have not generated any positive cash flows from operations to date and stated that we believe that retaining an independent Director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the expenditures that we will incur over the next 24 months, in large part pertaining to developing our US operations (See Plan of Operations beginning at page 41)

Employment Contracts, Termination of Employment, page 46

Response to Comment 12

We have included the compensation of our officers for fiscal year 2016 at page 47.

Response to Comment 13

Transactions with Related Persons, Promoters and Control Persons

We have disclosed the verbal agreements with our officers for their salaries and relocation expense at page 47.

Response to Comment 14

We have included the related party disclosure at page 47.

Response to Comment 15

We have included the dollar value of each transaction at pages 47-48.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 48

Response to Comment 16

We have corrected the disclosure at pages 47-48 by eliminating any reference to Florida law and provided corrective disclosure regarding Nevada law.

Where You Can Fine More Information, page 8

Response to Comment 17

We have disclosed at page 48 modified disclosure under “Where you Can Find More Information” to resolve the previously missing text.

FML – COMMENT 18 CALL EXAMINER

Outside Back Cover Page

Response to Comment 18

We have included the dealer prospectus delivery obligation at the outside cover of the prospectus.

Exhibits and Financial Statement Schedules, page 52

Response to Comment 19

We have corrected the disclosure in Exhibits 5 and 23.1 in proper text-searchable format

Exhibit 5.1

Response to Comment 20

Our legal counsel has corrected the legal opinion in Exhibit 5.

Signatures, page 54

Response to Comment 21

We have reformatted the signature page at page 54.

We hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Frederick M. Lehrer, at (561) 706-7646 should you have any questions regarding Amendment number 1.

Sincerely yours,

By:	Wouter A. Fouche
Wouter A. Fouche, Chief Executive Officer